June 5, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HempAmericana, Inc.

Response to Staff Letter May 27, 2014

Form S-1

Filed May 13, 2014

File No. 333-195097

To the men and women of the SEC:

On behalf of HempAmericana, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 27, 2014 addressed to Mr. Salvador Rosillo, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1 on May 13, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note that you have amended your certificate of incorporation. Please file the amendment as an exhibit.

COMPANY RESPONSE

We have added the certificate of amendment as exhibit 3.3. The exhibit has been added to the exhibits lists of the registration statement.

Description of Business, page 15

General

2. We note your revisions to the risk factor section in response to comment eight of our letter dated May 1, 2014. Please also revise the Business section to discuss the effect of any existing or probable government regulations on your business, including any applicable export or import regulations or controls imposed by any country. We further note that your revised risk factor on page nine states that products with THC are not allowed to be imported into, or exported out of, the United States. Please clarify whether any of the industrial hemp or hemp-based products that you intend to import or export will contain THC.

COMPANY RESPONSE

We have amended the business plan appropriately. See page 16.

Security Ownership of Certain Beneficial Owners and Management, page 26

3. Please provide the address for each beneficial owner.

COMPANY RESPONSE

We have provided the address for each beneficial owner on page 26.

Certain Relationships and Related Transactions, page 26

4. We note your response to comment 19 of our letter dated May 1, 2014. We reissue our comment in part. Please revise your disclosure in this section with respect to office space provided by Mr. Rosillo and file a written description of this verbal agreement as an exhibit.

COMPANY RESPONSE

We have added the verbal agreement as exhibit 10.2 and amended page 26 appropriately. The exhibit list is also now updated.

5. We note your disclosure that you issued shares of restricted common stock to Elad Properties Corporation and ETN Services, LLC. Please provide the information required by Item 404 of Regulation S-K with respect to both of these transactions, including the name of the related person for each entity and the basis on which the person is a related person, the related person’s interest in the transaction, including such person’s position or relationship with each of the entities, and the approximate dollar value of the amount involved in the transaction. Please also describe the services provided for the company by both entities, or, to the extent no services were provided, please explain the purpose of the issuance of the shares. To the extent the shares were issued for services provided, please explain why you believe that you did not receive “compensation” for such shares. Please ensure that your revised disclosure fully explains your relationship with each of these entities and their anticipated future involvement, if any, in the business. In particular, we note that ETN Services, LLC is listed as a contact on the cover page of your registration statement. Please also explain the specific “restrictions” that have been placed on the restricted common stock issued to these entities.

COMPANY RESPONSE

The following was added to page 26:

Regarding the 500,000 shares issued to ETN Services LLC, the shares were issued for services rendered for filing the Company’s (HempAmericana’s) S-1 Registration Statement. ETN Services did not pay any monies for the shares issued. The value of the shares is $500 based on the par value of $.001 per share of common stock. The related party of ETN Services LLC is Jeffrey DeNunzio. The shares of common stock that were issued to ETN Services LLC are restricted and not free trading. All provisions and restrictions that go along with holding restricted stock apply.

Regarding the 40,000,000 shares issued to Elad Properties Enterprise Corporation, they were issued for services rendered for developing the Company’s (HempAmericana’s) business plan. Elad Properties did not pay any monies for the shares issued. The value of the shares is $40,000 based on the par value of $.001 per share of common stock. The related party of Elad Properties Enterprise Corporation is Shlomo Bleier. The shares of common stock that were issued to Elad Properties Enterprise Corp are restricted and not free trading. All provisions and restrictions that go along with holding restricted stock apply.

6. Please revise your disclosure to accurately reflect the number of shares of common stock that were issued to Elad Properties Enterprise Corp.

COMPANY RESPONSE

We have revised the disclosure so that it accurately reflects the number of shares of common stock that were issued to Elad Properties Enterprise Corp.

Exhibit 23.1

7. Please update the consent in your next amendment.

COMPANY RESPONSE

We have had our auditor update the consent.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 5, 2014

/s/ Salvador Rosillo

President & CEO